SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2009
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Nobuyuki Oneda
(Signature)
Nobuyuki Oneda
Executive Vice President and
Chief Financial Officer

Date: March 20, 2009

List of materials

Documents attached hereto:

i) Press release announcing Sony Ericsson Sees Continued Weak Sales for First Quarter 2009

Press Release	March 20, 2009

Sony Ericsson sees continued weak sales for first quarter 2009

London, UK - Sony Ericsson Mobile Communications AB (“Sony Ericsson”) announced today that its net sales and net income before taxes in the first quarter of 2009 continue to be negatively affected by weak consumer demand as well as de-stocking in the retail and distribution channels.

Although final results may differ, Sony Ericsson plans to ship approximately 14 million phones during the first quarter of 2009 with an estimated ASP (average selling price) of EUR 120.  Gross margin is expected to decline both year-on-year and sequentially.  Net income before taxes is estimated to be a loss in the range of EUR 340 – 390 million, excluding restructuring charges in the range of EUR 10 – 20 million.

Sony Ericsson will announce its first quarter, 2009 financial results at 07.30 UK time/08.30 CET on April 17.

- ENDS -

Sony Ericsson is a top, global industry player with sales of around 97 million phones in 2008.  Diversity is one of the core strengths of the company, with operations in over 80 countries including manufacturing in China and R&D sites in China, Europe, India, Japan and North America.  Sony Ericsson was established as a 50:50 joint venture by Sony and Ericsson in October 2001, with global corporate functions located in London.  For more information about Sony Ericsson please visit www.sonyericsson.com

CONTACTS:

Investors / Analysts
Ericsson Investor Relations
Gary Pinkham (Stockholm)	+46 10 719 0858
Susanne Andersson (Stockholm)	+46 10 719 4631

Sony Investor Relations
Gen Tsuchikawa (Tokyo)	+81 3 6748 2180
Shinji Tomita (London)	+44 20 7426 8695

Press / Media
Sony Ericsson Global Communications & PR
Aldo Liguori (London):	+44 20 8762 5860
Merran Wrigley (London):	+44 20 8762 5862
Email:	press.global@SonyEricsson.com

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For a detailed description of risk factors see Sony’s and Ericsson’s filings with the US Securities and Exchange Commission, particularly each company’s latest published Annual Report on Form 20-F.